UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.)*

SMG Indium Resources Ltd.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

78454k102

(CUSIP Number)

May 5, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒  Rule 13d-1(b)
☐  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78454k102	13G	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS AC Investment Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 600,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 600,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8%
12.	TYPE OF REPORTING PERSON (see instructions) OO, IA

CUSIP No. 78454k102	13G	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS AGR Master, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 600,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 600,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8%
12.	TYPE OF REPORTING PERSON (see instructions) HC

CUSIP No. 78454k102	13G	Page 4 of 7 Pages

1.	NAMES OF REPORTING PERSONS AGR Trading, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 600,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 600,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 78454k102	13G	Page 5 of 7 Pages

Item 1.

(a)	Name of Issuer SMG Indium Resources Ltd.

(b)	Address of Issuer’s Principal Executive Offices 100 Park Avenue, 16th Floor, New York, NY 10017

Item 2.

(a)

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”)

(i) AC Investment Management, LLC (“ACIM”)

(ii) AGR Master, LP (“AGR Master”)

(iii) AGR Trading LLC (“AGR Trading”)

This statement relates to Shares (as defined herein) held for the account of AGR Trading. ACIM is the investment advisor to AGR Master, a Delaware limited partnership that serves as the “master fund” in a master-feeder arrangement. AGR Trading is a subsidiary of AGR Master.

(b)	Address of the Principal Office or, if none, residence
The address of the principal business office of each of the Reporting Persons is 1530 Avenue of the Americas, Suite 2300, New York, New York 10019.

(c)	Citizenship ACIM and AGR Trading are Delaware limited liability companies. AGR Master is a Delaware limited partnership.

(d)	Title of Class of Securities Common Stock, par value $0.001 per share (the “Shares”).

(e)	CUSIP Number 78454k102

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 78454k102	13G	Page 6 of 7 Pages

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 600,000

(b)	Percent of class: 6.8%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 0.

	(ii)	Shared power to vote or to direct the vote 600,000.

	(iii)	Sole power to dispose or to direct the disposition of 0.

	(iv)	Shared power to dispose or to direct the disposition of 600,000.

Item 5.  Ownership of Five Percent or Less of a Class.

Item 5 is not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Item 6 is not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See disclosure in Item 2.

Item 8.  Identification and Classification of Members of the Group.

Item 8 is not applicable.

Item 9.  Notice of Dissolution of Group.

Item 9 is not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 78454k102	13G	Page 7 of 7 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AC INVESTMENT MANAGEMENT, LLC
By: /s/ Ernest A. Scalamandre
As: Managing Member
AGR MASTER, LP
By: Aurelian Capital GP, LLC. Its General Partner By: /s/ Ernest A. Scalamandre
As: Managing Member
AGR TRADING, LLC
By: /s/ Ernest A. Scalamandre

As: Managing Member

Dated June 26, 2013

AGREEMENT

The undersigned agree that this Schedule 13G dated June 26, 2013 relating to the Common Stock, par value $0.001 per share of SMG Indium Resources Ltd. shall be filed on behalf of the undersigned.

AC INVESTMENT MANAGEMENT, LLC
By: /s/ Ernest A. Scalamandre
As: Managing Member
AGR MASTER, LP
By: Aurelian Capital GP, LLC. Its General Partner By: /s/ Ernest A. Scalamandre
As: Managing Member
AGR TRADING, LLC
By: /s/ Ernest A. Scalamandre

As: Managing Member

Dated June 26, 2013